Tengasco, Inc.

10215 Technology Drive, Suite 301
Knoxville, TN 37932-4307
865.675.1554
865.675.1621 (facsimile)

February 17 , 2009

Mr. Karl Hiller

Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

VIA EDGAR FILING

Re: Tengasco, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

File No. 1-15555

Dear Mr. Hiller:

     Tengasco, Inc. hereby responds as follows to your letter dated December 18, 2008.

I.	STATEMENT OF TENGASCO’S POSITION AND UNDERSTANDING OF STAFF’S POSITION

We believe that disclosure needed for sound investment decisions was in fact made in our original filing of our Form 10-K for the year ending December 31, 2007 (the “2007 10-K”).

We respectfully disagree with the additional concern expressed by the Staff that we may not “have conducted a satisfactory analysis of the accounting required.” Our fundamental position, which we have supported with analysis and references to the relevant accounting literature, is that the transaction in question was a conveyance with respect to the drilling program which represented the principal portion of the proceeds from Hoactzin. We acknowledge the Staff was correct in its position that the proceeds should have included an allocation for the proportional fair value to the Methane Project which we will discuss later. However, we want to impress upon the staff that our original accounting for the Hoactzin drilling program follows the guidance in Regulation S-X Rule 4-10(c)(6) which the Staff’s comment 3 referred us to in its original letter to us on this matter dated December 7, 2007 and reads: “(A)     Except as provided in paragraph (i)(6)(i) of this section, all consideration received from sales or transfers of properties in connection with partnerships, joint venture operations, or various other forms of drilling arrangements involving oil and gas exploration and development activities (e.g., carried interest, turnkey wells, management fees, etc.) shall be credited to the full cost account . . . ”

We believe that except for the amount allocable to the Methane Project, our accounting for the Hoactzin drilling program follows this guidance and the guidance in FAS 19 and other US generally accepted accounting principles where FAS 19 may not have specific on-point guidance. In that regard, we note that the Staff advised the Company to analogize to other US GAAP for guidance where there may not be clear on-point guidance for the Hoactzin transaction. The Staff suggested this to the Company during a conversation where the Staff commented that “the mere presence of the “preferred stock option” prevented conveyance accounting.” We note that although the Company requested the Staff to provide a reference in US GAAP that clearly supports such a position, to the Company’s knowledge the Staff has yet to do so. Moreover, the Company believes that the Staff has mistakenly assumed that a “preferred stock option” exists when instead there is only a contingent equity exchange option1 which the Company deemed remote at the time it was entered into. The Company believes the appropriate analogy to other US GAAP for the contingent exchange option is FAS 5 and the accounting therefore required is conveyance accounting with footnote disclosure of the remote contingency, all as expressly required and entirely appropriate under SFAS No. 5. We note that the Staff has not explained the reasons why, given the guidance of SFAS No. 5, they believe that any other treatment is required.

The Staff concludes in its December 18 letter, without reference to literature, that “At inception, due to the existence of the option to convert the methane project interests into equity based on the total future amount received from Hoactzin and the amount of subsequent payouts to Hoactzin the amount ultimately associated with the drilling program interests is neither fixed nor determinable . . . [g]iven the absence of a fixed and determinable amount for the drilling program interests, conveyance accounting does not capture the economic substance of the arrangement and is therefore not appropriate.”

We appreciate the Staff raising the distinction between oil & gas interests subject to conveyance accounting and the methane project, and we agree that proceeds attributable to the methane project interest should be accounted for separately.

At inception our initial estimates of the relative projected cash flow streams attributable to each project indicated to us that an allocation of $853,000 out of the initial proceeds would be appropriate. Our $853,000 estimate was based on a conservatively projected success rate for the drilling project that ultimately generated significant additional funding – but that funding was attributable to the greater success rate in the drilling prospect and appropriately allocable thereto.

Since the recording of the conveyance transpired coincidentally with the receipt of funding for the project, it can well be said that on the front end, amounts received from Hoactzin were fixed and determinable.

We understood the Staff to inquire as to the Company’s accounting intentions with respect to events that terminate the contingent conversion option, the timing of these events giving rise to potential payouts to Hoactzin that the Staff evidently sees as refunds against original payments into the program and having an impact on the conveyance.

However the presence of this contingency or uncertainty cannot be said to preclude conveyance accounting, as under paragraph 45 of SFAS 19, continuing uncertainty as to the net proceeds results only in the deferral of gain or loss accounting.

Further, the Staff’s argument appears to ignore the analysis suggested by SFAS No. 5 and to conclude, again without analysis or explanation, that either FASB No. 5 is inapplicable or that applying its guidelines would require the company to book a liability.

On the contrary, and as expressed in our telephone conversations, the company originally determined and maintains that FASB No. 5 is directly applicable to the analysis of the contingent equity exchange option associated with the conveyance and, in accordance with the guidance of FASB No. 5, that the contingent equity exchange option was remote at the time of the transaction.2 We therefore ask that the Staff clarify why it appears to object to this conclusion.

During the course of this dialogue with Staff, the company has fully analyzed what was suggested by Staff and conclusively differentiated it from the facts present here:

•

Staff’s reference to SFAS 19, Paragraph 43(b) is not correct. We first explained this in our February 29, 2008 letter, page 7 through 10. Summarizing, the example there does not apply in a case such as ours, where ownership interest/equity is conveyed not a liability or claim against company assets. The inclusion of an equity conversion right in the deal could not possibly rise to debt treatment, especially when the grant of such equity is subject to an aggregate cap of 19% of Tengasco’s fully-diluted equity, and the value of that same capped equity would itself be negatively impacted by the same events triggering the conversion right (i.e. drilling success well below conservative assumptions at the time the agreement was reached). Additionally, Hoactzin would take unregistered, restricted stock as an affiliate, subject to a significant holding period. The owner of restricted stock that wishes to liquidate his position prior to the end of the holding period has several options for doing so, including institutions that specialize in purchasing positions in restricted stock at a discount; or three-party transactions including caps and collars. Both the hedging and sales transactions described above are practicable mostly for highly liquid stocks, where publicly traded options are available and/or short selling is possible. Prime candidates for such transactions are companies with market capitalization in excess of $500 million and companies whose stock trades relatively actively, more than 100-200 thousand shares per day.

•	As a result, the Staff’s proposed accounting treatment would require us to overstate assets, liabilities, reserves, and gross revenues just to create the appearance of an element of liability.

•

Buttressing the above paragraph FIN 45, Paragraph 7(d) specifically exempts from liability recognition (but not disclosure requirements) any guarantee reported as an equity item, such as the contingent equity exchange option involved here. We pointed this out in our letter do you dated May 21, 2008.

•	We reinforced our fundamental position that treatment in our original filings under FAS 19, paragraph 44 was correct by letter dated September 8, 2008, page 2, paragraphs 1) through 5). September 8 letter page 3, paragraph 6).

Accordingly, we believe it to be unfair to conclude as the Staff has done in its December 18, 2008 letter that we have not “conducted a satisfactory analysis of the accounting involved.”

We attach for your additional reference as Exhibit A a more detailed summary of our analysis of the accounting involved and the basis for our conclusions of materiality.

It is true that we have proposed to the Staff an alternative, approach to account for the transaction in future periods that would accommodate what we perceive to be the Staff’s desire for some type of liability to be booked to the company’s balance sheet in respect of the contingent equity exchange option. We have referred to this approach as the deposit or deferred revenues method. This approach and the analysis of the impact it would have on the company’s financial disclosure for both past and future periods (as requested in your December 18 letter) are described below. However, we must reiterate that we believe that the “liability” and even the “deferred revenues” approach discussed in prior correspondence may distort the economic substance of the transaction by deemphasizing the reality of the conveyance of the oil and gas and methane project interests to Hoactzin, giving undue weight to the likelihood of exchange of the contingent equity exchange option and overstating revenues. For these reasons you are correct in observing in your December 18, 2008 letter that we continue to believe that our original approach is entirely correct and other approaches - including the deferred revenues approach we previously proposed – are less appropriate.

We do agree, however, with the Staff’s concern stated in your December 18, 2008 letter, that we may not “have an adequate understanding of our [Staff’s] position … .” We remain confused about the accounting treatment that the Staff prefers for the transaction at issue and the support for their view. We believe our confusion may arise in part because the Staff has not provided reference to the specific accounting literature it relies upon to demonstrate that our original position was either incorrect or that Staff has a more correct position. As we have again reviewed this entire matter in detail since your December 18, 2008 letter, we find no support for an accounting treatment that more fairly presents the transaction to our shareholders than our original position. We also note that according to SAB 99, an emphasized qualitative factor in assessing materiality is the clarity of the authoritative literature (this is discussed further in Appendix A)

In light of the foregoing, and considering the costs and burdens of maintaining correspondence on this matter and the potential confusion to shareholders from an amendment that we believe is not necessary, Tengasco would propose the following course of action set out below to bring this matter to a conclusion.

II.	TENGASCO’S PROPOSED COURSE OF ACTION

If the Staff confirms that it would address in full their concerns without requiring the amendment of any past filings, Tengasco will accede to adopting the “deferred revenues method” approach beginning with its Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) for the purpose of bringing this matter to an end.We do not believe it is necessary to amend prior filings for the reasons set out above and discussed further below. The information provided in part III below is offered to assist you in evaluating this proposed course of action.

III. TENGASCO RESPONSE TO INFORMATION REQUESTS IN DECEMBER 18, 2008 LETTER

In the interest of clarity, and because your information requests were set forth in various parts of your letter, we will restate what we understand you to have requested here. You have asked us to:

1.

Perform the accounting and prepare draft amendments to our financial disclosure giving effect to an allocation of the initial receipt of funds from Hoactzin between the drilling program and the methane project, including disclosure regarding the tentative nature of the arrangement;

2.	Include in the company’s SFAS 69 disclosures and in its calculation of depletion expense the reserves related to the company’s 85% reversionary interest in the drilling program;

3.	Demonstrate an appropriate methodology for recognizing and presenting the release of any deferred amounts associated with the separate drilling program and methane project interests and explain how we would adjust these accounts upon both the exercise of and the lapse of the contingent equity exchange option;

4.	Explain why any financial statement changes to our 2007 10-K and subsequent filings would be unimportant and/or immaterial to an oil and gas investor;

5.	Provide the analysis of the impact to the accounting treatment of each of the drilling program and methane project interests that would be required if deferred revenue method accounting were adopted; and

6.	Expand our related party disclosure in the manner requested on page 4 of your December 18 letter.

We respond to each numbered request above in the corresponding numbered paragraph below. Please bear in mind that where we propose to adopt changes listed below to our accounting for future periods, such proposals are contingent on agreement with the Staff that our proposed course of action will conclude this matter without any amendment of prior filings.

(1)     Beginning with Tengasco’s 2008 10-K, we will allocate $853,000 of the initial receipt of funds to the methane project. This is a fair value calculation based on the methane project’s portion of the projected payout stream of the two combined projects as evaluated at the inception of the agreement, utilizing then-current prices and anticipated time periods when the methane project would come “on stream”, including the fact that at the time of the agreement the methane project was commercially unproven. The absence of this allocation in past filings would not be viewed as material in that the proposed allocation merely reclassifies from one category to another category of long term assets and would not by itself be considered a material reclassification.

As you also requested in your letter, we have provided as an EXHIBIT B, a direct comparison of the impact of the deposit method accounting, including the allocation of the initial receipts between the drilling program and the methane project interests, as though these had been included in the balance sheet set out in our filed Form 10-K for the year ended December 31, 2007 and the Forms 10-Q filed for the first, second, and third quarters of 2008. We emphasize that these balance sheet changes would be the only changes, as there would be no effect on the income statement. As noted above, we believe our filings are correct as filed. Accordingly this Exhibit B is in response to your request for analysis, but we do not propose to amend our filings to reflect the information in Exhibit B.

(2)     We will include in future filings the volumes relating to the 85% reversionary interest in the company’s depletion calculations. Had we done this in our 2007 10-K, there would have been an immaterial increase in depletion. We note that the total depletion expense reported for 2007 was $834,638. The additional depletion expense associated with the drilling program would have been very small because only four wells of the ten-well program came into production in 2007 and all of these were in the month of December 2007. As of year-end 2008, the depletion on drilling program wells would be $28,849, which we propose to reflect in the 2008 10-K. Estimated depletion for all company wells in 2008 will be approximately $1.8 million. We believe that the drilling program related depletion expense in total dollars, and percentage of depletion, are immaterial.

(3)     In future filings, our proposed deferred revenue accounting treatment would gross up oil and gas properties and the corresponding deferred conveyance liability. As revenues are received the company would report the gross revenue amount with a corresponding contra-revenue or deferred revenue account for the investor’s portion. We will indicate the release of deferred amounts to the drilling program and the methane project as proceeds from each are actually received. Release will be made on the respective proceeds only as to each project, until either one or both satisfy the contingent exercise option threshold amount. All releases for periods through December 2008 are to the drilling program as the methane project did not go online until December 2008 and no methane project proceeds were received in 2008. These calculations, if made for past periods (and for that matter, in the future as well) would simply have offsetting effects on the asset and corresponding liability. We do not believe that the absence of offsetting categories for past periods is a material matter requiring restatement to include the offset.

Our future filings will include specific disclosures stating that, upon conditions being met and the exercise of the contingency equity exchange option, the agreement calls for an exchange of methane project interest of Hoactzin for preferred stock. Accordingly, in the event of an exercise of the contingent equity exchange option the separate methane project account, established at $853,000, would technically be unadjusted, but there would be a debit to all of the deferred conveyance liability for both the drilling program and methane project because no contingency element remains after exercise of the contingent equity exchange option, and the company would simultaneously credit preferred stock with the exchanged amount. This would have the effect of the methane project interest never having been conveyed to Hoactzin in the event of an exercise of the contingent equity exchange option.

Our future filings will include specific disclosure that in the event of the lapse of the remote contingent option to exchange into preferred stock, the oil and gas properties and the methane project will be deemed to have been fully conveyed to Hoactzin, and the drilling program account and the methane project account will be credited and the conveyance liability will be removed.

In future filings, the methodology of EITF 88-18 will be applied to the methane project, but this will first apply to periods after December 2008 when the methane project came online.

(4)     In future filings, we will reflect the remaining portion of the $3.85 million in the total liabilities and total assets accounts, in the same manner as demonstrated in EXHIBIT A for deferred conveyance accounting. With respect to prior periods, we continue to believe that grossing up these respective accounts does not affect the material elements of investor analysis.

We listed on page 4 of our most recent letter the metrics that we believe are generally of importance to an equity investor (e.g. profit margin, current ratio, earnings per share, or EBITDA, as well as non-violation of any debt covenants.) None of these are impacted by the deferred revenue method accounting treatment.

Nor do we believe that the exclusion in prior periods of the reserve amounts attributable to the drilling program would materially alter total reserves, which is perhaps the most important financial metric for investors in oil and gas companies. The proposed 2007 increase of 58,526 barrels to reported reserves of 3,130,941 barrels represents an increase of only 1.9%. Reported reserve amounts are the better and more widely accepted measure of oil and gas asset value than the “oil and gas properties, net” balance sheet entry because the former takes into account proven and probable volumes and market prices, while the latter captures only cost, which is a poor proxy for value for commodities such as oil and gas.

Moreover, although an increase to either total assets or total liabilities of $3.85 million may appear to be a significant change in these accounts, we note that the proposed increases exactly cancel each other. It is implausible to assume that an investor will consider either the increase to the oil and gas property asset or the deferred conveyance liability without considering the countervailing entry, particularly given our extensive footnote disclosure relating to the transaction.

A judgment of materiality based on the percentage increase to the asset and liability accounts alone, on which your December 18 letter appears to focus, does not take into account the surrounding circumstances or “total mix” of information as discussed in SAB 99, to which you refer. We also deem the lack of clear, authoritative accounting guidance with respect to this matter to be a controlling factor in our materiality conclusions.

We also strongly believe that we did fairly capture the nature of the arrangement in information provided to investors in our original filing including the protections conveyed to the related party. We disagree that absence of these gross-ups in past filings may somehow be viewed as a defect in the qualitative information presented to investors in our original filing, given the factors set out above and the total mix and surrounding circumstances of the filing as a whole.

(5)     This request is addressed in the discussion of request (1) above, and in EXHIBIT B.

(6)     Going forward, we will supplement footnote disclosure in the financial statements to address all of the above and its impact in current and future periods, the amount of reserves relating to the interests conveyed as of each year end, and the amount of distributions made to Hoactzin in the current period and to date. A copy of the form of this disclosure is attached as EXHIBIT C.

We offer this proposed course of action in hopes of finding a mutual agreeable resolution to this costly correspondence, which has caused the company to incur approximately $100,000 in additional costs and fees. Please let us know as soon as possible whether Staff is in position to consider this proposal, or if we have misunderstood the Staff’s concerns or inquiries.

Very truly yours,
Tengasco, Inc.

BY: s/Jeffrey R. Bailey
     JEFFREY R. BAILEY, Chief Executive Officer

EXHIBIT A
SUPPLEMENTAL ANALYSIS OF QUANTITATIVE AND QUALITATIVE MATERIALITY FACTORS AND ACCOUNTING TREATMENT SUPPORTING TENGASCO’S TREATMENT OF THE TRANSACTION AS A CONVEYANCE WITH A CONTINGENT EQUITY EXCHANGE

The following is a summary of accounting literature we have reviewed for the purpose of this transaction and our continued correspondence with the SEC, our materiality argument is based on quantitative and qualitative factors. We attach great importance to the qualitative factors.

Quantitatively small. SAB 99 mentions a 5% metric commonly used by companies and their auditors to evaluate quantitative materiality. We then looked to the public markets as to the best measure of our balance sheet against which such a metric should be measured. We concluded that the present value of future revenues rather than book value for our oil and gas interests was the appropriate measure. We have reviewed comments by equity analysts covering comparable small accelerated filers engaged in oil producing activities (chosen without regard to projected results). We found that where the analysts explained the fundamental assumptions underlying their recommendations, the vast majority of the recommendations sourced the nature of the company's reserves as a material factory for their recommendations. The result of this review is in accord with our actual experience with institutional lenders, potential drilling partners and other sources of equity capital that we had discussions with in connection with the transaction that is the subject of this discussion. Our conclusion is that, effectively, substitution of the present value of future revenues in calculating the SAB 99 balance sheet metric is appropriate and routinely done by analysts and other financial statement users. We note that the Hoactzin drilling program interests constitute less than 5% of what investors and users therefore understand to be the critical asset, net of related liabilities, of our balance sheet. The 5% metric is often taken as the first hurdle in SAB 99 materiality analysis (with regard to actual misstatements rather than reclassifications) and replaces other ratio analyses that can be manipulated by comparison to a small base, such as percentage increase in debt.

Qualitatively small. We believe that each of the enumerated factors of SAB 99 is in favor of TGC in determining the immateriality of the adjustment we believe we are being asked to make.

“Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –

1)	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

2)	whether the misstatement masks a change in earnings or other trends

3)	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

4)	whether the misstatement changes a loss into income or vice versa

5)	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

6)	whether the misstatement affects the registrant's compliance with regulatory requirements

7)	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

8)	whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

9)	whether the misstatement involves concealment of an unlawful transaction.”

The Company considers the qualitative questions as to materiality to affect the necessity of recording a reclassification in the balance sheet to make more explicit the nature of the Company’s guarantees with respect to its oil & gas properties. (The “balance sheet credit.”)

The Company notes the following as to the above enumerated qualitative factors:

1)

While amounts in the drilling program controversy are capable of (relatively) precise estimation, the driving factor in the continuing discussion is the inherent imprecision of the words themselves and therefore, the category into which the transactions circumscribed. This is another variation on the ‘clarity of the authoritative literature’ argument.

2-4) There is no difference to earnings or similar trends

between

the Company’s original position and its position

5) The Company operates in a single segment, so item 5 is

“N/A,” and

6-9) The answer to these items is “no”

We therefore conclude that, if the Company’s proposed position is appropriate, any accounting differences between such position and the Company’s original filings are neither quantitatively or qualitatively material.

We place additional great importance to the added emphasis of SAB 99 applicable to situations where the correct accounting method is not clear. According to SAB 99, an emphasized qualitative factor in assessing materiality is the clarity of the authoritative literature. We believe that course of our conversations with the Staff, encompassing numerous accounting standards and precedents, clearly underscore that the correct accounting method is not clear. We summarize them below.

Clarity of the Authoritative Literature

Our conversations on the Hoactzin issue began with the Staff's comment referencing SFAS 19, particularly with regard to the application of ¶43(b).

The provisions relevant to this discussion of SFAS 19 take up the question of recognition of gain or loss upon conveyance of a mineral interest in properties.
Paragraph 43(b) specifies an instance that the Staff agreed was not quite on point because of, among other reasons, non-involvement of producing properties and of the absence of "interest at a specified or determinable rate." Additional investigation into FAS 19 further differentiated our situation from 43(b). We found language in ¶220 that provided a laundry list of characteristics which, taken as a whole, made the transaction contemplated by 43(b) appear more like the Company's structured transactions with institutional lenders than the transaction as structured with Hoactzin.

The dissimilarity of the language in ¶43(b) with that of Hoactzin was not determinative of the accounting however because ¶43 makes clear that enumerated situations are only examples. However, although the language in 43 is concerned only with examples of the variety of forms that a conveyance may take, the dissimilarity of the Hoactzin transaction with the ¶43 citations, leads to other sections in SFAS 19.
This appears to be the reason for the Staff's suggestion that paragraphs 44, 45 and 46 should be considered, and this impression was reinforced by our telephone conversations with the Staff. We were advised to "analogize" in order to determine the correct application of accounting principles (and we note this encouragement to “analogize” itself supports our contention, key to the present argument, that the correct accounting method is not clear).
¶44 provides

In a pooling of assets in a joint undertaking intended to find, develop, or produce oil or gas from a particular property or group of properties, gain or loss shall not be recognized at the time of the conveyance.

¶45 provides

In the following types of conveyances, gain shall not be recognized at the time of the conveyance:

a. A part of an interest owned is sold and substantial uncertainty exists about recovery of the costs applicable to the retained interest.

b. A part of an interest owned is sold and the seller has a substantial obligation for future performance, such as an obligation to drill a well or to operate the property without proportional reimbursement for that portion of the drilling or operating costs applicable to the interest sold.

¶46 provides

If a conveyance is not one of the types described in paragraphs 44 and 45, gain or loss shall be recognized unless there are other aspects of the transaction that would prohibit such recognition under accounting principles applicable to enterprises in general.

In paragraph 3 of Staff’s December 18 letter, the Staff seems to indicate we should abandon conveyance accounting due to the absence of a "fixed and determinable amount for the drilling program interests." Since fixed and determinable amounts are precisely characteristic of debt, we interpreted this admonition to bring the transaction into question under paragraph 46 - that the Staff is maintaining that "gain or loss" would not be recognized "under accounting principles applicable to enterprises in general" because of other "aspects of the transaction" - of which the staff pointed to the contingent conversion option (which the Staff termed a "guarantee," the application of which the Staff placed "great importance" upon).
Although other considerations might lead one to believe the transaction should be recorded under ¶46, we continue to believe that ¶44 provides adequate justification for our accounting treatment.
The Staff initially objected to ¶44 Joint Venture accounting in a telephone conversation, and has remained intransigent on the separate credit analogized from ¶43b treatment. We continue to maintain that ¶44 accounting is correct and will provide further support for our position to the provision of ¶44 after considering ¶46.

The Staff position appears to be that ¶45 or ¶46 considerations cannot lead to essentially joint venture accounting and that the alternative is a non-equity balance sheet credit. This position gives us the impression the Staff is making a false dichotomy and leads us to believe that we do not fully understand the Staff's position.
Paragraph 43 is concerned with booking a credit on the balance sheet, whereas ¶44 and ¶45 specify only deferral of gain or loss (as in ¶44) or gain (as in ¶45). So if there is deferral of gain or loss under ¶46, that does not suggest the requirement of a balance sheet credit when the language used in ¶44 - Joint Venture accounting, and ¶45 - Remaining obligations/uncertainty, incorporate the same or similar language as ¶46. We understand the Staff to state that its interpretation leads precisely to deferral of the entire transaction.
We note that the remedy suggested in ¶46 is non-recognition of gain or loss, when "other aspects of the transaction" would require it. It appears the Stafff believes there are other aspects of the transaction that would prevent recognition of gain or loss -- and in the view of the Staff would lead to the deferral of the entire transaction rather than the standard-specific remedy of non-recognition of gain or loss. In moving beyond mere gain deferral, the locus of standards for this transaction is now out of Primary GAAP for oil and gas accounting, and in the realm of "accounting principles applicable to enterprises in general." Therefore, the Staff's position cannot be said to evolve from the primacy of FAS 19. In fact the Staff asked us to analogize to other GAAP outside of SFAS 19.

Before disposing entirely of SFAS 19, as to the question of ¶44 accounting we would assert that Hoactzin is at risk under these agreements and what has been deemed by the Staff as a “guarantee.” An important factor not noted by Staff is the volatility of the preferred stock - which is convertible into unregistered and restricted shares that could not be readily convertible to cash – and the value of which is itself materially impacted by the events that would trigger the conversion. Suppose there had existed (as an example) a 10% shortfall at June 30, 2008 and Hoactzin had exercised its option at $3.77. But at prevailing prices in the fourth quarter of less than one dollar per share, Hoactzin would have lost $2.77 per share in the value of the "guarantee" (if the Staff regards the operation of the contingent conversion option as such) - with many tranches of the contingent conversion option still remaining to be exercised. Imminent dilution is a known factor in stock pricing and subjectively, an investor in Hoactzin should feel at risk. In addition, if the conversion option were triggered in its entirety, the cap on the total issuance of shares of no more than 19% of Tengasco’s fully diluted shares would further reduce the value of the “guarantee.”The Company's view is that, in light of the unregistered nature and restrictions on the stock, the assertion that Hoactzin was insufficiently at risk can scarcely be supported.

Giving effect to the principle of mirrored accounting, under FAS 114, if the Hoactzin position is analogized as a loan, any variation from contemplated rates of return would trigger recognition of losses, since FAS 114 makes clear that lender accounting requires consideration of both principal and interest. If the investor is recognizing losses, then we would conclude he is at risk.
We were asked to analogize, and having disposed of specific guidance from FAS 19, we believe under FAS 5, FIN 45 and EITF 00-27, aspects of the transaction that are couched in contingent equity (remotely contingent under FAS 5) would not give rise to a separate credit on the balance sheet and neither would deferral of gain/loss recognition – the prescribed remedy under SFAS ¶46. The Company's original accounting for the Hoactzin transaction recognized no gain or loss, in accordance with both paragraphs 44 and 46.

[From EITF 00-27 Issue 2-"For a contingent conversion option Issue 98-5 requires the intrinsic value to be measured using the commitment date fair value of the underlying stock but does not require it to be recognized unless the triggering event occurs and the contingency is resolved.”]

[From FIN 45: 7. “The following types of guarantees are not subject to the initial recognition and initial measurement provisions of this Interpretation but are subject to its disclosure requirements: (d) A guarantee for which the guarantor's obligation would be reported as an equity item (rather than a liability) under generally accepted accounting principles (GAAP).”]

While the Staff may perceive that the contingent exchange option, which involves convertible preferred shares, might bring liability treatment, those fears should be alleviated by provisions of the conversion option. The variability of the issuer’s settlement amount is not a concern, since, in ¶5, EITF 01-6 provides that an instrument is considered indexed to an issuer's own stock if "(2) once the contingent events have occurred, the instrument's settlement amount is based solely on the issuer's stock." Provisions of the Hoactzin agreement make clear that the trailing days calculation occurs at the specified dates "when the contingent events have occurred" and not sooner or later.

Being indexed to its own stock would lead to equity classification under FAS 133 and to the FIN 45 requirements of not being "subject to the initial recognition and initial measurement provisions of this Interpretation but . . . subject to its disclosure requirements."
Another indication that we do not fully understand the Staff's position with respect to the drilling program is our confusion about the treatment of reserves. Proper analysis of depletion rates hinges on questions of reserve inclusion/exclusion, and comments again in paragraph three of the Staff's letter of December 18 seemed to imply that only reversionary interests to the Company should be considered, when SFAS 19 appears to make clear that under a balance sheet credit scenario all reserves would be reportable to the company (¶220).

We would respectfully submit that, for the reasons discussed above, we believe that we have good cause for for our failure to understand (letter of December 18, paragraph 1) the Staff's position. As previously noted, according to SAB 99, an emphasized qualitative factor in assessing materiality is the clarity of the authoritative literature. So we further assert that the company’s non-recognition of gain or loss and its good-faith attempt to record the transaction under the provisions of SFAS 19 ¶44 or ¶46, in accordance with its straightforward reading of the standards and with prevailing industry practice, constitute significant evidence of the qualitative immateriality of effects of recording the transaction under a divergent reading of the standards.

EXHIBIT B

10-K for year ended December 31,	2007		2007

Assets	As Adjusted	Adjustment	As Reported

Oil and gas properties, net (on the basis of full cost accounting)	16,086,543	2,876,942	13,209,601

Methane Project	2,502,710	853,000	1,649,710

TOTAL	38,011,491	3,729,942	34,281,549

Liabilities and Stockholders’ Equity

Deferred Conveyance	3,729,942	3,729,942	0
Total liabilities	9,908,620	3,729,942	6,178,678

10-Q for quarter ended	March 31,2008		March 31,2008

Assets	As Adjusted	Adjustment	As Reported

Oil and gas properties, net (on the basis of full cost accounting)	16,933,540	2,588,805	14,344,735

Methane Project	3,927,948	853,000	3,074,948

TOTAL	44,081,309	3,441,805	40,639,504

Liabilities and Stockholders’ Equity

Deferred Conveyance	3,441,805	3,441,805	0

Total liabilities	9,620,483	3,441,805	6,178,678

10-Q for quarter ended	June 30,2008		June 30,2008

Assets	As Adjusted	Adjustment	As Reported

Methane Project	4,353,010	853,000	3,500,010

TOTAL	43,445,422	2,805,918	40,639,504

Liabilities and Stockholders’ Equity

Deferred Conveyance	2,805,918	2,805,918	0

Total liabilities	8,984,596	2,805,918	6,178,678

10-Q for quarter ended	September 30, 2008		September 30, 2008

Assets	As Adjusted	Adjustment	As Reported

Oil and gas properties, net (on the basis of full cost accounting)	23,676,550	1,292,203	22,384,347

Methane Project	5,206,010	860,888	4,345,122

TOTAL	51,490,420	2,145,203	49,345,217

Liabilities and Stockholders’ Equity

Deferred Conveyance	2,145,203	2,145,203	0

Total liabilities	14,347,702	2,145,203	12,202,499

Exhibit C

Additional Related Party Footnote Disclosure to be included in Form 10-K to be filed for year ended December 31, 2008

For accounting purposes, the company has allocated $853,000 of the $3.85 million consideration paid by Hoactzin to the methane project, based on a fair value calculation of the methane project’s portion of the projected payout stream of the combined two projects as seen at the inception of the agreement, utilizing then current prices and anticipated time periods when the methane project would come on stream.

The company has established separate deferred conveyance accounts for the Drilling Program and the Methane Project. Release of the deferred amounts to drilling program and methane project will be made as proceeds from each are actually received. Release will be made on the respective proceeds only as to each project until either one or both satisfy the threshold amount that removes the contingent equity exchange option. All releases for periods through December 31, 2008 are to the drilling program as the methane project is not scheduled to go online until December 2008 and gas revenues would first be received in 2009.

The impact of the Hoactzin Agreement through December 31, 2008 is as follows. Of the $3,850,000 amount invested by Hoactzin in September 2007, a total of $120,058 was paid to Hoactzin by December 31, 2007. All proceeds paid to Hoactzin in 2008 were from Hoactzin’s interest in the drilling program oil wells. The volume that may be attributed to the Hoactzin’s interest is ______ barrels for all production through December 31, 2008. Consequently, as of year-end 2008 the original invested amount of $3,850,000 that when fully paid terminates any rights of Hoactzin to exercise its contingent option to exchange for preferred stock, was reduced by 50% to $1,928,167.

By year-end 2008, this fifty percent reduction far exceeded the 25% requirement that if reached by year-end 2009 precludes any right to exchange for any preferred stock at that time. Consequently under the exchange agreement, Hoactzin is already precluded by these results from any possibility of exercising its contingent option to convert into preferred stock until the year ending December 31, 2011. If at year end 2011, the amount owed as of January 1, 2011 has not been reduced by 20% then Hoactzin would have an option to exchange for preferred stock. However, the company anticipates that by year end 2010 the entire amount of the initial $3.85 million will have been repaid and consequently the contingent option to exchange for preferred stock will have fully terminated by its own terms.

As noted, in future periods, the company anticipates that this amount will continue to be further reduced by sales of oil produced from program wells, or methane produced from the methane project, or both. For the year ending December 31, 2009, the company projects that the original $3.85 million amount will be reduced by 76% to $924,000. For the year ending December 31, 2010, the amount is projected to be reduced to $0. These projections are based upon expected production levels from the program oil wells and an estimated 400 MMBTU/day production from the methane project, with $40 oil prices and a $5 per MMBTU gas sales price net of operating expenses. The projection will vary with the actual oil and gas prices, production volumes, and expenses experienced in 2009 and 2010. Based on these projections the company considers that it is highly unlikely that any right of Hoactzin to elect to exchange its methane project interest for company preferred stock will ever arise.

However, in the event of a conversion of Hoactzin’s methane project interest for company preferred stock as set out in limited circumstances in the applicable agreement, and which the company anticipates is highly unlikely, there would be a debit to all of the deferred conveyance liability for both the drilling program and methane project because no guarantee element would remain on such a conversion, and the company would simultaneously credit preferred stock in the converted amount. In the event of the lapse of the option to convert into preferred stock because the $3.85 million has been repaid from the program wells or methane project or both, the oil and gas properties and the methane project will be deemed to have been fully conveyed to Hoactzin, and the drilling program account and the methane project accounts will be credited and the conveyance liability will be removed

4

1      The exchange option has been referred to at times as a “guarantee”, which is a misleading oversimplification. It is in fact a contingent equity exchange option for preferred stock, as the Staff is well aware, and is subject to a cap on the total amount of preferred stock that may be granted of 19%. In order to avoid the misleading reference of “guarantee”, we will refer to this option more accurately as a contingent equity exchange option in this letter.

2      While we recognize that, for purposes of assessing the propriety of our 2007 10-K disclosure, the determination of the probability of triggering the exchange option must be made based on the facts known at that time, it is appropriate to note that (as set forth in the proposed disclosure in EXHIBIT B) the contingent equity exchange option is now even more remote than it was at the time the agreement was reached, which we believe supports the reasonableness of our view at the time of the transaction that the contingency was remote. At the time of the agreement, projecting a minimum 4 out of 10 drilling success rate, and assuming volumes and prices on a conservative basis, it was expressly projected by management at the time of the transaction that preferred stock would never be issued and that the contingency was remote. Since then the company drilled nine out of ten wells successfully, and oil prices have been at all time highs. As a result, as of year-end 2008 we have reduced the $3.85 million by half to $1.9 million, and accordingly have met year-end 2009’s threshold (i.e., a 25% reduction of the $3.85 million) a year early. As a result, the next assessment of whether the exercise of any exchange option under the terms of the exchange agreement has been triggered is at year end 2011. Even at the current lower prices for oil and gas, the entire $3.85 million will probably be reduced to $0 by year-end 2010—a year before the next exchange option measurement point occurs. We believe this fact is also appropriate to consider in addressing the lack of material effect of any amendments for prior periods. It was a remote contingency at inception, and is even more remote now.